Exhibit 1.2
Audited Consolidated Financial Statements for the fiscal year ended February 27, 2010
REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of Research In Motion Limited
We have audited the accompanying consolidated balance sheets of Research In Motion Limited [the “Company”] as at February 27, 2010 and February 28, 2009, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years ended February 27, 2010, February 28, 2009 and March 1, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at February 27, 2010 and February 28, 2009, and the results of its operations and its cash flows for the years ended February 27, 2010, February 28, 2009 and March 1, 2008, in conformity with United States generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of February 27, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 1, 2010 expressed an unqualified opinion thereon.

Kitchener, Canada, April 1, 2010.	Chartered Accountants Licensed Public Accountants

REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING
To the Shareholders of Research In Motion Limited
We have audited Research In Motion Limited’s [the “Company"] internal control over financial reporting as of February 27, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission [“the COSO criteria”]. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that [1] pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; [2] provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and [3] provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 27, 2010, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at February 27, 2010 and February 28, 2009, and the consolidated statements of operations, shareholders’ equity and cash flows for the years ended February 27, 2010, February 28, 2009 and March 1, 2008 of the Company and our report dated April 1, 2010 expressed an unqualified opinion thereon.

Kitchener, Canada, April 1, 2010.	Chartered Accountants Licensed Public Accountants

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands)

Consolidated Balance Sheets

	As at
	February 27,	February 28,
	2010	2009
Assets
Current
Cash and cash equivalents	$1,550,861	$835,546
Short-term investments	360,614	682,666
Accounts receivable, net	2,593,742	2,112,117
Other receivables	206,373	157,728
Inventories	621,611	682,400
Other current assets	285,539	187,257
Deferred income tax asset	193,916	183,872

	5,812,656	4,841,586
Long-term investments	958,248	720,635
Property, plant and equipment, net	1,956,581	1,334,648
Intangible assets, net	1,326,363	1,066,527
Goodwill	150,561	137,572
Deferred income tax asset	—	404

	$10,204,409	$8,101,372

Liabilities
Current
Accounts payable	$615,620	$448,339
Accrued liabilities	1,638,260	1,238,602
Income taxes payable	95,650	361,460
Deferred revenue	67,573	53,834
Deferred income tax liability	14,674	13,116

	2,431,777	2,115,351
Deferred income tax liability	141,382	87,917
Income taxes payable	28,587	23,976

	2,601,746	2,227,244

Commitments and contingencies
Shareholders’ Equity
Capital stock
Preferred shares, authorized unlimited number of non-voting, cumulative, redeemable and retractable	—	—
Common shares, authorized unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares. Issued — 557,328,394 voting common shares (February 28, 2009 — 566,218,819)	2,207,609	2,208,235
Treasury stock (note 11)
February 27, 2010 — 1,458,950 (February 28, 2009 — nil)	(94,463)	—
Retained earnings	5,274,365	3,545,710
Additional paid-in capital	164,060	119,726
Accumulated other comprehensive income	51,092	457

	7,602,663	5,874,128

	$10,204,409	$8,101,372

See notes to consolidated financial statements.
On behalf of the Board:

John Richardson	Mike Lazaridis
Director	Director

Research In Motion Limited
(United States dollars, in thousands)

Consolidated Statements of Shareholders’ Equity

					Accumulated
		Additional			Other
	Capital	Paid-In	Treasury	Retained	Comprehensive
	Stock	Capital	Stock	Earnings	Income (Loss)	Total

Balance as at March 3, 2007	$2,099,696	$36,093	$—	$359,227	$(11,516)	$2,483,500

Comprehensive income (loss):
Net income	—	—	—	1,293,867	—	1,293,867
Net change in unrealized gains on available-for-sale investments	—	—	—	—	13,467	13,467
Net change in fair value of derivatives designated as cash flow hedges during the year	—	—	—	—	37,564	37,564
Amounts reclassified to earnings during the year	—	—	—	—	(9,232)	(9,232)

Other paid-in capital	—	9,626	—	—	—	9,626

Shares issued:
Exercise of stock options	62,889	—	—	—	—	62,889
Transfers to capital stock from stock option exercises	7,271	(7,271)	—	—	—	—
Stock-based compensation	—	33,700	—	—	—	33,700
Excess tax benefits from stock-based compensation	—	8,185	—	—	—	8,185

Balance as at March 1, 2008	$2,169,856	$80,333	$—	$1,653,094	$30,283	$3,933,566

Comprehensive income (loss):
Net income	—	—	—	1,892,616	—	1,892,616
Net change in unrealized gains on available-for-sale investments	—	—	—	—	(7,161)	(7,161)
Net change in fair value of derivatives designated as cash flow hedges during the year	—	—	—	—	(6,168)	(6,168)
Amounts reclassified to earnings during the year	—	—	—	—	(16,497)	(16,497)

Shares issued:
Exercise of stock options	27,024	—	—	—	—	27,024
Transfers to capital stock from stock option exercises	11,355	(11,355)	—	—	—	—
Stock-based compensation	—	38,100	—	—	—	38,100
Excess tax benefits from stock-based compensation	—	12,648	—	—	—	12,648

Balance as at February 28, 2009	$2,208,235	$119,726	$—	$3,545,710	$457	$5,874,128

Comprehensive income:
Net income	—	—	—	2,457,144	—	2,457,144
Net change in unrealized gains on available-for-sale investments	—	—	—	—	6,803	6,803
Net change in fair value of derivatives designated as cash flow hedges during the year	—	—	—	—	28,324	28,324
Amounts reclassified to earnings during the year	—	—	—	—	15,508	15,508

Shares issued:
Exercise of stock options	30,246	—	—	—	—	30,246
Transfers to capital stock from stock option exercises	15,647	(15,647)	—	—	—	—
Stock-based compensation	—	58,038	—	—	—	58,038
Excess tax benefits from stock-based compensation	—	1,943	—	—	—	1,943
Purchase of treasury stock	—	—	(94,463)	—	—	(94,463)
Common shares repurchased	(46,519)			(728,489)		(775,008)

Balance as at February 27, 2010	$2,207,609	$164,060	$(94,463)	$5,274,365	$51,092	$7,602,663

See notes to consolidated financial statements.

Research In Motion Limited
(United States dollars, in thousands, except per share data)

Consolidated Statements of Operations

	For the Year Ended
	February 27,	February 28,	March 1,
	2010	2009	2008
Revenue
Devices and other	$12,535,998	$9,410,755	$4,914,366
Service and software	2,417,226	1,654,431	1,095,029

	$14,953,224	11,065,186	6,009,395

Cost of sales
Devices and other	7,979,163	5,718,041	2,758,250
Service and software	389,795	249,847	170,564

	8,368,958	5,967,888	2,928,814

Gross margin	6,584,266	5,097,298	3,080,581

Operating expenses

Research and development	964,841	684,702	359,828
Selling, marketing and administration	1,907,398	1,495,697	881,482
Amortization	310,357	194,803	108,112
Litigation	163,800	—	—

	3,346,396	2,375,202	1,349,422

Income from operations	3,237,870	2,722,096	1,731,159

Investment income	28,640	78,267	79,361

Income before income taxes	3,266,510	2,800,363	1,810,520

Provision for income taxes	809,366	907,747	516,653

Net income	$2,457,144	$1,892,616	$1,293,867

Earnings per share
Basic	$4.35	$3.35	$2.31

Diluted	$4.31	$3.30	$2.26

See notes to consolidated financial statements.

Research In Motion Limited
(United States dollars, in thousands)

Consolidated Statements of Cash Flows

	For the Year Ended
	February 27,	February 28,	March 1,
	2010	2009	2008
Cash flows from operating activities

Net income	$2,457,144	$1,892,616	$1,293,867
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	615,621	327,896	177,366
Deferred income taxes	51,363	(36,623)	(67,244)
Income taxes payable	4,611	(6,897)	4,973
Stock-based compensation	58,038	38,100	33,700
Other	8,806	5,867	3,303
Net changes in working capital items	(160,709)	(769,114)	130,794

Net cash provided by operating activities	3,034,874	1,451,845	1,576,759

Cash flows from investing activities
Acquisition of long-term investments	(862,977)	(507,082)	(757,656)
Proceeds on sale or maturity of long-term investments	473,476	431,713	260,393
Acquisition of property, plant and equipment	(1,009,416)	(833,521)	(351,914)
Acquisition of intangible assets	(421,400)	(687,913)	(374,128)
Business acquisitions, net of cash acquired	(143,375)	(48,425)	(6,200)
Acquisition of short-term investments	(476,956)	(917,316)	(1,249,919)
Proceeds on sale or maturity of short-term investments	970,521	739,021	1,325,487

Net cash used in investing activities	(1,470,127)	(1,823,523)	(1,153,937)

Cash flows from financing activities
Issuance of common shares	30,246	27,024	62,889
Additional paid-in capital	—	—	9,626
Excess tax benefits from stock-based compensation	1,943	12,648	8,185
Purchase of treasury stock (note 11)	(94,463)	—	—
Common shares repurchased	(775,008)	—	—
Repayment of debt	(6,099)	(14,305)	(302)

Net cash provided by (used in) financing activities	(843,381)	25,367	80,398

Effect of foreign exchange gain (loss) on cash and cash equivalents	(6,051)	(2,541)	4,034

Net increase (decrease) in cash and cash equivalents for the year	715,315	(348,852)	507,254
Cash and cash equivalents, beginning of year	835,546	1,184,398	677,144

Cash and cash equivalents, end of year	$1,550,861	$835,546	$1,184,398

See notes to consolidated financial statements.

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
1.	RESEARCH IN MOTION LIMITED AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Research In Motion Limited (“RIM” or the “Company”) is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, short messaging service (SMS), Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations and millions of consumers around the world and include the BlackBerry wireless solution, and other software and hardware. The Company’s sales and marketing efforts include collaboration with strategic partners and distribution channels, as well as its own supporting sales and marketing teams, to promote the sale of its products and services. The Company was incorporated on March 7, 1984 under the Ontario Business Corporations Act. The Company’s shares are traded on the Toronto Stock Exchange under the symbol “RIM” and on the NASDAQ Global Select Market under the symbol “RIMM”.
Basis of presentation and preparation
The consolidated financial statements include the accounts of all subsidiaries of the Company with intercompany transactions and balances eliminated on consolidation. All of the Company’s subsidiaries are wholly-owned. These consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”) on a basis consistent for all periods presented except as described in note 2. Certain of the comparative figures have been reclassified to conform to the current year presentation.
The Company’s fiscal year end date is the 52 or 53 weeks ending on the last Saturday of February, or the first Saturday of March. The fiscal years ended February 27, 2010, February 28, 2009, and March 1, 2008 comprise 52 weeks.
The significant accounting policies used in these U.S. GAAP consolidated financial statements are as follows:
Use of estimates
The preparation of the consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Significant areas requiring the use of management estimates relate to the determination of reserves for various litigation claims, provisions for excess and obsolete inventories and liabilities for purchase commitments with contract manufacturers and suppliers, fair values of assets acquired and liabilities assumed in business combinations, royalties, amortization expense, implied fair value of goodwill, provision for income taxes, realization of deferred income tax assets and the related components of the valuation allowance, provisions for warranty and the fair values of financial instruments. Actual results could differ from these estimates.

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
Foreign currency translation
The U.S. dollar is the functional and reporting currency of the Company. Foreign currency denominated assets and liabilities of the Company and all of its subsidiaries are translated into U.S. dollars. Accordingly, monetary assets and liabilities are translated using the exchange rates in effect at the consolidated balance sheet date and revenues and expenses at the rates of exchange prevailing when the transactions occurred. Remeasurement adjustments are included in income. Non-monetary assets and liabilities are translated at historical exchange rates.
Cash and cash equivalents
Cash and cash equivalents consist of balances with banks and liquid investments with maturities of three months or less at the date of acquisition.
Accounts receivable, net
The accounts receivable balance which reflects invoiced and accrued revenue is presented net of an allowance for doubtful accounts. The allowance for doubtful accounts reflects estimates of probable losses in accounts receivables. The Company is dependent on a number of significant customers and on large complex contracts with respect to sales of the majority of its products, software and services. The Company expects the majority of its accounts receivable balances to continue to come from large customers as it sells the majority of its devices and software products and service relay access through network carriers and resellers rather than directly.
The Company evaluates the collectability of its accounts receivables based upon a combination of factors on a periodic basis such as specific credit risk of its customers, historical trends and economic circumstances. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. When the Company becomes aware of a specific customer’s inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer’s operating results or financial position, and payment experiences), RIM records a specific bad debt provision to reduce the customer’s related accounts receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company’s estimates of the recoverability of accounts receivables balances could be further adjusted. The allowance for doubtful accounts as at February 27, 2010 is $2.0 million (February 28, 2009- $2.1 million).
While the Company sells its products and services to a variety of customers, three customers comprised 20%, 13% and 10% of the Company’s revenue (February 28, 2009 – three customers comprised 23%, 14% and 10%; March 1, 2008 — three customers comprised 21%, 15% and 12%).
Investments
The Company’s investments, other than cost method investments of $2.5 million and equity method investments of $4.1 million, consist of money market and other debt securities, and are classified as available-for-sale for accounting purposes. The Company does not exercise significant influence with respect to any of these investments.
Investments with maturities one year or less, as well as any investments that management intends to hold for less than one year, are classified as short-term investments. Investments with maturities in excess of one year are classified as long-term investments.

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
The Company determines the appropriate classification of investments at the time of purchase and subsequently reassesses the classification of such investments at each balance sheet date. Investments classified as available-for-sale are carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) until such investments mature or are sold. The Company uses the specific identification method of determining the cost basis in computing realized gains or losses on available-for-sale investments which are recorded in investment income.
The Company assesses individual investments in an unrealized loss position to determine whether the unrealized loss is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s intent and ability to hold the investments. In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in investment income equal to the difference between the cost basis and the fair value of the individual investment at the balance sheet date of the reporting period for which the assessment was made. The fair value of the investment then becomes the new cost basis of the investment.
Effective in the second quarter of fiscal 2010, if a debt security’s market value is below its amortized cost and the Company either intends to sell the security or it is more likely than not that the Company will be required to sell the security before its anticipated recovery, the Company records an other-than-temporary impairment charge to investment income for the entire amount of the impairment. For other-than-temporary impairments on debt securities that the Company does not intend to sell and it is not more likely than not that the entity will be required to sell the security before its anticipated recovery, the Company would separate the other-than-temporary impairment into the amount representing the credit loss and the amount related to all other factors. The Company would record the other-than-temporary impairment related to the credit loss as a charge to investment income and the remaining other-than-temporary impairment would be recorded as a component of accumulated other comprehensive income.
Derivative financial instruments
The Company uses derivative financial instruments, including forward contracts and options, to hedge certain foreign currency exposures. The Company does not use derivative financial instruments for speculative purposes.
The Company records all derivative instruments at fair value on the consolidated balance sheets. The fair value of these instruments is calculated based on quoted currency spot rates and interest rates. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative instrument and the resulting designation.
For derivative instruments designated as cash flow hedges, the effective portion of the derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income, net of tax, and subsequently reclassified into income in the same period or periods in which the hedged item affects income. The ineffective portion of the derivative’s gain or loss is recognized in current income. In order for the Company to receive hedge accounting treatment, the cash flow hedge must be highly effective in offsetting changes in the fair value of the hedged item and the relationship between the hedging instrument and the associated hedged item must be formally documented at the inception of the hedge relationship. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in the value of the hedged items.

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
The Company formally documents relationships between hedging instruments and associated hedged items. This documentation includes: identification of the specific foreign currency asset, liability or forecasted transaction being hedged; the nature of the risk being hedged; the hedge objective; and the method of assessing hedge effectiveness. If an anticipated transaction is deemed no longer likely to occur, the corresponding derivative instrument is de-designated as a hedge and any associated deferred gains and losses in accumulated other comprehensive income are recognized in income at that time. Any future changes in the fair value of the instrument are recognized in current income. The Company did not reclassify any significant gains (losses) from accumulated other comprehensive income into income as a result of the de-designation of any derivative instrument as a hedge during fiscal 2010.
For any derivative instruments that do not meet the requirements for hedge accounting, or for any derivative instrument for which hedge accounting is not elected, the changes in fair value of the instruments are recognized in income in the current period and will generally offset the changes in the U.S. dollar value of the associated asset, liability, or forecasted transaction.
Inventories
Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.
Property, plant and equipment, net
Property, plant and equipment is stated at cost less accumulated amortization. No amortization is provided for construction in progress until the assets are ready for use. Amortization is provided using the following rates and methods:

Buildings, leaseholds and other	Straight-line over terms between 5 and 40 years

BlackBerry operations and other information technology	Straight-line over terms between 3 and 5 years

Manufacturing equipment, research and development equipment and tooling	Straight-line over terms between 2 and 8 years

Furniture and fixtures	Declining balance at 20% per annum
Intangible assets, net
Intangible assets are stated at cost less accumulated amortization and are comprised of acquired technology, licenses, and patents. Acquired technology consists of purchased developed technology arising from the Company’s business acquisitions. Licenses include licenses or agreements that the Company has negotiated with third parties upon use of third parties’ technology. Patents comprise trademarks, internally developed patents, as well as individual patents or portfolios of patents acquired from third parties. Costs capitalized and subsequently amortized include all costs necessary to acquire intellectual property, such as patents and trademarks, as well as legal defense costs arising out of the assertion of any Company-owned patents.

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
Intangible assets are amortized as follows:

Acquired technology	Straight-line over 2 to 5 years

Licenses	Straight-line over terms of the license agreements or on a per unit basis based upon the anticipated number of units sold during the terms, subject to a maximum of 5 years

Patents	Straight-line over 17 years or over estimated useful life
Goodwill
Goodwill represents the excess of the purchase price of business acquisitions over the fair value of identifiable net assets acquired. Goodwill is allocated as at the date of the business combination. Goodwill is not amortized, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset may be impaired.
The Company is organized and managed as a single reportable business segment (“reporting unit”). The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit including goodwill is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired, and the second step is unnecessary.
In the event that the fair value of the reporting unit, including goodwill, is less than the carrying value, the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it were the purchase price. When the carrying amount of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of operations.
Impairment of long-lived assets
The Company reviews long-lived assets such as property, plant and equipment and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.
Income taxes
The Company uses the liability method of tax allocation to account for income taxes. Deferred income tax assets and liabilities are recognized based upon temporary differences between the financial reporting and tax bases of assets and liabilities, and measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred income tax assets to the amount that is more likely than not to be realized. The Company considers both positive evidence and negative evidence, to determine whether, based upon the weight of that evidence, a valuation allowance is required. Judgment is required in considering the relative impact of negative and positive evidence.

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
Significant judgment is required in evaluating the Company’s uncertain tax positions and provisions for income taxes. Liabilities for uncertain tax positions are recognized based on a two-step approach. The first step is to evaluate whether a tax position has met the recognition threshold by determining if the weight of available evidence indicates that it is more likely than not to be sustained upon examination. The second step is to measure the tax position that has met the recognition threshold as the largest amount that is more than 50% likely of being realized upon settlement. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provisions, income tax payable and deferred taxes in the period in which the facts that give rise to a revision become known. The Company recognizes interest and penalties related to uncertain tax positions as interest expense that is netted and reported within investment income.
The Company uses the flow-through method to account for investment tax credits (“ITCs”) earned on eligible scientific research and experimental development expenditures. Under this method, the ITCs are recognized as a reduction to income tax expense.
Revenue recognition
The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectability is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each major category of revenue.
Devices
Revenue from the sales of BlackBerry devices is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. For hardware products for which software is deemed not to be incidental, the Company recognizes revenue in accordance with industry specific software revenue recognition guidance. The Company records reductions to revenue for estimated commitments related to price protection and for customer incentive programs, including reseller and end-user rebates. The estimated cost of the incentive programs are accrued based on historical experience, as a reduction to revenue in the period the Company has sold the product and committed to a plan. Price protection is accrued as a reduction to revenue based on estimates of future price reductions and certain agreed customer inventories at the date of the price adjustment. In addition, provisions are made at the time of sale for warranties and royalties. For further discussion on warranties see note 13.
Service
Revenue from service is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue.
Software
Revenue from licensed software is recognized at the inception of the license term and in accordance with industry specific software revenue recognition guidance. When the fair value of a delivered element has not been established, the Company uses the residual method to recognize revenue if the fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided.

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
Other
Revenue from the sale of accessories is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. Technical support (“T-Support”) contracts extending beyond the current period are recorded as deferred revenue. Revenue from repair and maintenance programs is recognized when the service is delivered which is when the title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.
Shipping and handling costs
Shipping and handling costs charged to income are included in cost of sales where they can be reasonably attributed to certain revenue; otherwise they are included in selling, marketing and administration.
Multiple-element arrangements
The Company enters into transactions that represent multiple-element arrangements which may include any combination of hardware and/or service or software and T-Support. These multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is vendor specific objective evidence of fair value for all units of accounting or elements in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements based on each unit’s relative fair value. When the fair value of a delivered element has not been established, the Company uses the residual method to recognize revenue if the fair value of undelivered elements is determinable. This vendor specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The revenue recognition policies described above are then applied to each unit of accounting.
Research and development
Research costs are expensed as incurred. Development costs for BlackBerry devices and licensed software to be sold, leased or otherwise marketed are subject to capitalization beginning when a product’s technological feasibility has been established and ending when a product is available for general release to customers. The Company’s products are generally released soon after technological feasibility has been established and therefore costs incurred subsequent to achievement of technological feasibility are not significant and have been expensed as incurred.
Comprehensive income (loss)
Comprehensive income (loss) is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources and includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company’s reportable items of comprehensive income are cash flow hedges as described in note 17 and changes in the fair value of available-for-sale investments as described in note 5. Realized gains or losses on available-for-sale investments are reclassified into investment income using the specific identification basis.

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
Earnings per share
Earnings per share is calculated based on the weighted-average number of shares outstanding during the year. The treasury stock method is used for the calculation of the dilutive effect of stock options.
Stock-based compensation plans
The Company has stock-based compensation plans, which are described in note 11(b).
The Company has an incentive stock option plan for officers and employees of the Company or its subsidiaries. Under the terms of the plan, as revised in fiscal 2008, no stock options may be granted to independent directors. Prior to fiscal 2007, the Company accounted for stock-based compensation expense based on the grant-date fair value as determined under the intrinsic value method. Beginning in fiscal 2007, the Company adopted the modified prospective transition (“MPT”) method to record stock-based compensation expense. Stock-based compensation expense calculated using the MPT approach is recognized on a prospective basis in the financial statements for all new and unvested stock options that are ultimately expected to vest as the requisite service is rendered beginning in the Company’s fiscal 2007 year. The Company measures stock-based compensation expense at the grant date based on the award’s fair value as calculated by the Black-Scholes-Merton (“BSM”) option-pricing model and is recognized rateably over the vesting period. The BSM model requires various judgmental assumptions including volatility and expected option life. In addition, judgment is also applied in estimating the amount of stock-based awards that are expected to be forfeited, and if actual results differ significantly from these estimates, stock-based compensation expense and our results of operations would be impacted.
Any consideration paid by employees on exercise of stock options plus any recorded stock-based compensation within additional paid-in capital related to that stock option is credited to capital stock.
The Company has a Restricted Share Unit Plan (the “RSU Plan”) under which eligible participants include any officer or employee of the Company or its subsidiaries. At the Company’s discretion, Restricted Share Units (“RSUs”) are redeemed for either common shares issued by the Company, common shares purchased on the open market by a trustee selected by the Company or the cash equivalent on the vesting dates established by the Board of Directors or the Compensation, Nomination and Governance Committee of the Board of Directors. The RSUs vest over a three-year period, either on the third anniversary date or in equal instalments on each anniversary date over the vesting period. The Company classifies RSUs as equity instruments as the Company has the ability and intent to settle the awards in shares. The compensation expense is calculated based on the fair value of each RSU as determined by the closing value of the Company’s common shares on the business day of the grant date. The Company recognizes compensation expense over the vesting period of the RSU.
Upon issuance of the RSU, common shares for which RSUs may be exchanged will be purchased on the open market by a trustee selected and funded by the Company. The trustee has been appointed to settle the Company’s obligation to deliver shares to individuals upon vesting. In addition, upon vesting, the trustee is required to sell enough shares to cover the individual recipient’s minimum statutory withholding tax requirement, with the remaining shares delivered to the individual. As the Company is considered to be the primary beneficiary of the trust, the trust is considered a variable interest entity and is consolidated by the Company.

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
The Company has a Deferred Share Unit Plan (the “DSU Plan”) adopted by the Board of Directors on December 20, 2007, under which each independent director will be credited with Deferred Share Units (“DSUs”) in satisfaction of all or a portion of the cash fees otherwise payable to them for serving as a director of the Company. Grants under the DSU plan replace the stock option awards that were historically granted to independent members of the Board of Directors. At a minimum, 50% of each independent director’s annual retainer will be satisfied in the form of DSUs. The director can elect to receive the remaining 50% in any combination of cash and DSUs. Within a specified period after such a director ceases to be a director, DSUs will be redeemed for cash with the redemption value of each DSU equal to the weighted average trading price of the Company’s shares over the five trading days preceding the redemption date. Alternatively, subject to receipt of shareholder approval, the Company may elect to redeem DSUs by way of shares purchased on the open market or issued by the Company. DSUs are accounted for as liability-classified awards and are awarded on a quarterly basis. These awards are measured at their fair value on the date of issuance, and remeasured at each reporting period, until settlement.
Warranty
The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry devices are generally covered by a time-limited warranty for varying periods of time. The Company’s warranty obligation is affected by product failure rates, differences in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, freight expense, and material usage and other related repair costs.
The Company’s estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair cost. If the Company experiences increased or decreased warranty activity, or increased or decreased costs associated with servicing those obligations, revisions to the estimated warranty liability would be recognized in the reporting period when such revisions are made.
Advertising costs
The Company expenses all advertising costs as incurred. These costs are included in selling, marketing and administration.
2.	ADOPTION OF ACCOUNTING POLICIES
In February 2010, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance updating previously issued guidance on accounting for subsequent events. The guidance amends previous literature to remove the requirement for a Securities and Exchange Commission (“SEC”) filer to disclose the date through which subsequent events have been evaluated and reaffirms that an SEC filer is required to evaluate subsequent events through the date the financial statements are issued. The Company adopted this authoritative guidance in the fourth quarter of fiscal 2010 and the adoption did not have a material impact on the results of operations and financial condition.
In August 2009, the FASB issued authoritative guidance on measuring the fair value of liabilities. The guidance amends previous literature and clarifies that in circumstances in which a quoted market price in an active market for an identical liability is not available, an entity is required to use a valuation technique that uses quoted market price of the identical liability when traded as an asset, the quoted market price of a similar liability or the quoted market price of a similar liability when traded as an asset to measure fair value. If these quoted prices are not available, an entity is required to use a valuation technique that is in accordance with existing fair value principles, such as the income or market approach. The Company adopted this authoritative guidance in the third quarter of fiscal 2010 and the adoption did not have a material impact on the Company’s results of operations and financial condition.

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
In June 2009, the FASB issued the FASB Accounting Standards Codification (“the Codification”). The Codification became the source of authoritative U.S. GAAP recognized by the FASB to be applied to nongovernmental entities. The Codification did not change U.S. GAAP but reorganizes literature into a single source. The Codification is effective for interim periods ending after September 15, 2009. The Company adopted the Codification and has updated its disclosure and references to U.S. GAAP as required by the standard in the third quarter of fiscal 2010.
In May 2009, the FASB issued authoritative guidance on accounting for subsequent events that was previously only addressed in auditing literature. The guidance is largely similar to current guidance in the auditing literature with some minor exceptions that are not intended to result in significant changes in practice. The Company adopted the authoritative guidance and disclosure requirements in the second quarter of fiscal 2010 and the adoption did not have a material impact on the Company’s results of operations and financial condition.
In April 2009, the FASB issued authoritative guidance on interim disclosures about fair value of financial instruments. The guidance expands the fair value disclosure of financial instruments to interim periods. In addition, it requires disclosures of the methods and significant assumptions used to estimate the fair value of financial instruments. The Company adopted the authoritative guidance and disclosure requirements in the second quarter of fiscal 2010 and the adoption did not have a material impact on the Company’s results of operations and financial condition.
In April 2009, the FASB issued authoritative guidance on recognition and presentation of other-than-temporary impairments. The guidance applies to investments in which other-than-temporary impairments may be recorded and establishes a new model for measuring other-than-temporary impairments for debt securities. In addition, it requires additional disclosures related to debt and equity securities. The Company adopted the authoritative guidance in the second quarter of fiscal 2010 and the adoption did not have a material impact on the Company’s results of operations and financial condition.
In April 2009, the FASB issued authoritative guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. The Company adopted the authoritative guidance in the second quarter of fiscal 2010 and the adoption did not have a material impact on the Company’s results of operations and financial condition.
In September 2006, the FASB issued authoritative guidance on fair value measurements which became effective for fiscal years beginning after November 15, 2007. However, in February 2008, the FASB issued further guidance which delayed the effective date relating to fair value measurements for non-financial assets and liabilities that are not measured at fair value on a recurring basis to November 15, 2008. The Company partially adopted the authoritative guidance on fair value measurements in the first quarter of fiscal 2009. The Company adopted the remaining portion of the authoritative guidance on fair value measurements relating to non-financial assets and liabilities that are not measured at fair value on a recurring basis in the first quarter of fiscal 2010. The adoption did not have a material impact on the Company’s results of operations and financial condition.
In December 2007, the FASB issued authoritative guidance on business combinations. The guidance is broader in scope than previous guidance which applied only to business combinations in which control was obtained by transferring consideration. The issued guidance applies to all transactions and other events in which one entity obtains control over one or more other businesses. In April 2009, the FASB released further guidance with respect to business combinations specifically accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies, which amends and clarifies the initial recognition and measurement, subsequent measurement and accounting, and related disclosures of assets and liabilities arising from contingencies in a business combination. This guidance is effective for assets and liabilities arising from contingencies in business combinations for which the acquisition date is on or after December 15, 2008. As discussed in note 9, the Company adopted the authoritative guidance on business combinations as amended, in the first quarter of fiscal 2010 and the adoption did not have a material impact on the Company’s results of operations and financial

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
condition. In December 2007, the FASB issued authoritative guidance on noncontrolling interests in consolidated financial statements. The guidance requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. The Company adopted the guidance in the first quarter of fiscal 2010 and the adoption did not have a material impact on the Company’s results of operations and financial condition.
3.	RECENTLY ISSUED PRONOUNCEMENTS
In January 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. The guidance amends previous literature to require an entity to provide a number of additional disclosures regarding fair value measurements including significant transfers between Level 1 and Level 2 on a gross basis and the reasons for such transfers, transfers in and out of Level 3 on a gross basis and the reasons for such transfers, the entity’s policy for recognizing transfers between Levels and to disclose information regarding purchases, sales, issuances and settlements on a gross basis in the Level 3 reconciliation of recurring fair value measurements. The guidance also further clarifies existing guidance on disclosure requirements around disaggregation and valuation techniques for both recurring and non-recurring fair value measurements in either Level 2 or Level 3. The new authoritative guidance is effective for interim and annual periods beginning after December 15, 2009, except for the requirement to separately disclose purchases, sales, issuances and settlements in the Level 3 reconciliation which is effective for interim and annual periods beginning after December 15, 2010. The Company will adopt the guidance in the first quarter of fiscal 2011 and the first quarter of fiscal 2012, respectively. The Company is currently evaluating the impact that the adoption of this guidance will have on its financial statement disclosures.
In October 2009, the FASB issued authoritative guidance on revenue recognition for arrangements with multiple deliverables. The guidance amends previous literature to require an entity to use an estimated selling price when vendor specific objective evidence or acceptable third party evidence does not exist for any products or services included in a multiple element arrangement. The arrangement consideration should be allocated among the products and services based upon their relative selling prices, thus eliminating the use of the residual method of allocation. The guidance also requires expanded qualitative and quantitative disclosures regarding significant judgements made and changes in applying the guidance. The new authoritative guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning after June 15, 2010 with early application permitted. The Company plans to adopt the guidance in the first quarter of fiscal 2011 and the Company does not expect the adoption will have a material impact on the Company’s results of operations and financial condition.
In October 2009, the FASB issued authoritative guidance on certain revenue arrangements that include software elements. The guidance amends previous literature to exclude tangible products containing software components and non-software components that function together to deliver the product’s essential functionality from applying software revenue recognition guidance to those products. The new authoritative guidance is effective for revenue arrangements entered into or materially modified in fiscal years on or after June 15, 2010 with early application permitted. The Company plans to adopt the guidance in the first quarter of fiscal 2011 and the Company does not expect the adoption will have a material impact on the Company’s results of operations and financial condition.

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
In June 2009, the FASB issued authoritative guidance to amend the manner in which an enterprise performs an analysis to determine whether the enterprise’s variable interest gives it a controlling interest in the variable interest entity (“VIE”). The guidance uses a qualitative risks and rewards approach by focusing on which enterprise has the power to direct the activities of the VIE, the obligation to absorb the entity’s losses and rights to receive benefits from the entity. The guidance also requires enhanced disclosures related to the VIE. The new authoritative guidance is effective for annual periods beginning after November 15, 2009. The Company will adopt the guidance in the first quarter of fiscal 2011 and the Company does not expect the adoption will have a material impact on the Company’s results of operations and financial condition.
In June 2009, the FASB issued authoritative guidance amending the accounting for transfers of financial assets. The guidance, among other things, eliminates the exceptions for qualifying special-purpose entities from the consolidation guidance, clarifies the requirements for transferred financial assets that are eligible for sale accounting and requires enhanced disclosures about a transferor’s continuing involvement with transferred financial assets. This new authoritative guidance is effective for annual periods beginning after November 15, 2009. The Company will adopt the guidance in the first quarter of fiscal 2011 and the Company does not expect the adoption will have a material impact on the Company’s results of operations and financial condition.
In November 2008, the SEC announced a proposed roadmap for comment regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board. On February 24, 2010, the SEC issued a statement describing its position regarding global accounting standards. Among other things, the SEC stated that it has directed its staff to execute a work plan which will include consideration of IFRS as it exists today and after completion of various “convergence” projects currently underway between U.S. and international accounting standards setters. By 2011, assuming completion of certain projects and the SEC staff’s work plan, the SEC will decide whether to incorporate IFRS into the U.S. financial reporting system. The Company is currently assessing the impact that this proposed change would have on the consolidated financial statements, accompanying notes and disclosures, and will continue to monitor the development of the potential implementation of IFRS.

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
4.	CASH, CASH EQUIVALENTS AND INVESTMENTS
The components of cash, cash equivalents and investments were as follows:

		Unrealized	Unrealized	Recorded	Cash and Cash	Short-term	Long-term
	Cost Basis	Gains	Losses	Basis	Equivalents	Investments	Investments

As at February 27, 2010
Bank balances	$535,445	$—	$—	$535,445	$535,445	$—	$—
Money market fund	3,278	—	—	3,278	3,278	—	—
Bankers acceptances and term deposits/certificates	377,596	—	—	377,596	377,596	—	—
Commercial paper and corporate notes/bonds	855,145	6,528	(49)	861,624	472,312	187,369	201,943
Treasury bills/notes	203,514	129	(12)	203,631	92,272	50,786	60,573
Government sponsored enterprise notes	447,131	2,590	(13)	449,708	69,958	111,977	267,773
Asset-backed securities	393,751	5,280	(50)	398,981	—	10,482	388,499
Auction-rate securities	40,527	—	(7,688)	32,839	—	—	32,839
Other investments	6,621	—	—	6,621	—	—	6,621

	$2,863,008	$14,527	$(7,812)	$2,869,723	$1,550,861	$360,614	$958,248

As at February 28, 2009
Bank balances	$477,855	$—	$—	$477,855	$477,855	$—	$—
Money market fund	5,000	—	—	5,000	5,000	—	—
Bankers acceptances and term deposits/certificates	14,963	8	—	14,971	—	14,971	—
Commercial paper and corporate notes/bonds	404,623	3,608	(443)	407,788	124,720	145,605	137,463
Treasury bills/notes	245,050	717	(153)	245,614	19,398	205,633	20,583
Government sponsored enterprise notes	666,627	2,922	(178)	669,371	208,573	316,457	144,341
Asset-backed securities	379,091	2,658	(1,540)	380,209	—	—	380,209
Auction-rate securities	40,529	—	(7,687)	32,842	—	—	32,842
Other investments	5,197	—	—	5,197	—	—	5,197

	$2,238,935	$9,913	$(10,001)	$2,238,847	$835,546	$682,666	$720,635

Realized gains and losses on available-for-sale securities comprise the following:

	For the year ended
	February 27,	February 28,	March 1,
	2010	2009	2008

Realized gains	$439	$158	$10
Realized losses	(17)	(1,801)	(410)

Net realized gains (losses)	$422	$(1,643)	$(400)

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
The contractual maturities of available-for-sale investments at February 27, 2010 were as follows:

	Cost Basis	Fair Value

Due in one year or less	$1,371,047	$1,372,752
Due in one to five years	773,471	783,451
Due after five years	173,146	168,176
No fixed maturity date	3,278	3,278

	$2,320,942	$2,327,657

Investments with continuous unrealized losses for less than 12 months and greater than 12 months and their related fair values were as follows:

	Less than 12 months		12 months or greater		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	losses	Fair Value	losses	Fair Value	losses

As at February 27, 2010
Commercial paper and corporate notes/bonds	$93,129	$49	$—	$—	$93,129	$49
Treasury bills/notes	91,109	12	—	—	91,109	12
Government sponsored enterprise notes	57,537	13	—	—	57,537	13
Asset-backed securities	18,820	50	—	—	18,820	50
Auction-rate securities	—	—	32,839	7,688	32,839	7,688

	$260,595	$124	$32,839	$7,688	$293,434	$7,812

	Less than 12 months		12 months or greater		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	losses	Fair Value	losses	Fair Value	losses

As at February 28, 2009
Commercial paper and corporate notes/bonds	$81,077	$391	$19,997	$52	$101,074	$443
Treasury bills/notes	130,713	153	—	—	130,713	153
Government sponsored enterprise notes	231,955	178	—	—	231,955	178
Asset-backed securities	125,019	1,540	—	—	125,019	1,540
Auction-rate securities	—	—	32,842	7,687	32,842	7,687

	$568,764	$2,262	$52,839	$7,739	$621,603	$10,001

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
Unrealized losses of $7.7 million primarily relate to auction-rate securities. Auction rate securities are debt instruments with long-term nominal maturity dates for which the interest rates are reset through a dutch auction process, typically every 7, 28 or 35 days. Interest is paid at the end of each auction period, and the auction normally serves as the mechanism for securities holders to sell their existing positions to interested buyers. As at February 27, 2010, the Company held $40.5 million in face value of investment grade auction rate securities which are experiencing failed auctions as a result of more sell orders than buy orders, and these auctions have not yet returned to normal operations. The interest rate for these securities has been set at the maximum rate specified in the program documents and interest continues to be paid every 28 days as scheduled. The Company has adjusted the reported value to reflect an unrealized loss of $7.7 million in fiscal 2009, which the Company considers temporary and is reflected in accumulated other comprehensive income (loss). In valuing these securities, the Company used a multi-year investment horizon and considered the underlying risk of the securities and the current market interest rate environment. The Company has the ability and intent to hold these securities until such time that market liquidity returns to normal levels, and does not consider the principal or interest amounts on these securities to be materially at risk at this time. As there is uncertainty as to when market liquidity for auction rate securities will return to normal, the Company has classified the failing auction rate securities as long-term investments on the balance sheet. As at February 27, 2010, the Company does not consider these investments to be other-than-temporarily impaired.
5.	FAIR VALUE MEASUREMENTS
The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use in pricing the asset or liability such as inherent risk, non-performance risk and credit risk. The Company applies the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:
•	Level 1 — Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

•	Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 — Significant unobservable inputs which are supported by little or no market activity.
The fair value hierarchy also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, other receivables, accounts payable and accrued liabilities, approximate fair value due to their short maturities. When determining the fair value of its investments held, the Company primarily relies on an independent third party valuator for the fair valuation of securities. Pricing inputs by the service provider are generally received from two primary vendors. The pricing inputs are reviewed for completeness, tolerance and accuracy on a daily basis by the service provider. The Company also reviews and understands the inputs used in the valuation process and assesses the pricing of the securities for reasonableness. To do this, the Company utilizes internally developed models to estimate fair value. Inputs into the internally developed models may include benchmark yields, reported trades, quotes, issuer spreads, benchmark curves (including Treasury benchmarks, LIBOR and swap curves), discount rates, derivative indices, recovery and default rates, prepayment rates, trustee reports, bids/offers and other reference data. In the event the Company disagrees with the pricing from the service provider, the Company will challenge the pricing and work with the service provider to determine the most reasonable fair value.

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
The fair value of currency forward contracts has been estimated using market quoted currency spot rates and interest rates. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Changes in assumptions could have a significant effect on the estimates.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis:

As at February 27, 2010	Level 1	Level 2	Level 3	Total

Assets
Available-for-sale investments
Money market fund	$3,278	$—	$—	$3,278
Banker acceptances and term deposits/certificates	—	377,596	—	377,596
Commercial paper and corporate notes/bonds	—	846,496	15,128	861,624
Treasury bills/notes	—	203,631	—	203,631
Government sponsored enterprise notes	—	449,708	—	449,708
Asset-backed securities	—	398,981	—	398,981
Auction-rate securities	—	—	32,839	32,839

Total available-for-sale investments	$3,278	$2,276,412	$47,967	$2,327,657
Derivative instruments	—	97,261	—	97,261

Total assets	$3,278	$2,373,673	$47,967	$2,424,918

Liabilities
Derivative instruments	$—	$6,164	$—	$6,164

Total liabilities	$—	$6,164	$—	$6,164

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated

As at February 28, 2009	Level 1	Level 2	Level 3	Total

Assets
Available-for-sale investments
Money market fund	$5,000	$—	$—	$5,000
Bankers acceptances and term deposits/certificates	—	14,971	—	14,971
Commercial paper and corporate notes/bonds	—	389,086	18,702	407,788
Treasury bills/notes	—	245,614	—	245,614
Government sponsored enterprise notes	—	669,371	—	669,371
Asset-backed securities	—	380,209	—	380,209
Auction-rate securities	—	—	32,842	32,842

Total available-for-sale investments	$5,000	$1,699,251	$51,544	$1,755,795
Derivative instruments	—	70,100	—	70,100

Total assets	$5,000	$1,769,351	$51,544	$1,825,895

Liabilities
Derivative instruments	$—	$56,827	$—	$56,827

Total liabilities	$—	$56,827	$—	$56,827

The following table summarizes the changes in fair value of the Company’s Level 3 assets for the year ended February 27, 2010:

Level 3
Balance at March 1, 2008	$59,418
Unrealized changes in fair value included in other comprehensive income	(4,457)
Accrued interest	1,072
Transfers out of Level 3	(4,489)

Balance at February 28, 2009	51,544
Accrued interest	(3)
Transfers out of Level 3	(3,574)

Balance at February 27, 2010	$47,967

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
6.	INVENTORIES
Inventories were comprised as follows:

	February 27,	February 28,
	2010	2009

Raw materials	$490,063	$464,497
Work in process	231,939	250,728
Finished goods	17,068	35,264
Provision for excess and obsolete inventories	(117,459)	(68,089)

	$621,611	$682,400

7.	PROPERTY, PLANT AND EQUIPMENT, NET
Property, plant and equipment were comprised of the following:

	February 27, 2010
		Accumulated	Net book
	Cost	amortization	value

Land	$104,254	$—	$104,254
Buildings, leaseholds and other	926,747	115,216	811,531
BlackBerry operations and other information technology	1,152,637	484,180	668,457
Manufacturing equipment, research and development equipment, and tooling	347,692	182,228	165,464
Furniture and fixtures	346,641	139,766	206,875

	$2,877,971	$921,390	$1,956,581

	February 28, 2009
		Accumulated	Net book
	Cost	amortization	value

Land	$90,257	$—	$90,257
Buildings, leaseholds and other	608,213	70,017	538,196
BlackBerry operations and other information technology	732,486	316,398	416,088
Manufacturing equipment, research and development equipment, and tooling	247,608	108,676	138,932
Furniture and fixtures	244,502	93,327	151,175

	$1,923,066	$588,418	$1,334,648

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
As at February 27, 2010, the carrying amount of assets under construction was $254.3 million (February 28, 2009 — $88.9 million). Of this amount, $110.9 million (February 28, 2009 — $50.0 million) was included in buildings, leaseholds and other; $102.5 million (February 28, 2009 - $35.8 million) was included in BlackBerry operations and other information technology; and $40.9 million (February 28, 2009 — $3.2 million) was included in manufacturing equipment, research and development equipment, and tooling.

As at February 27, 2010, $31.7 million has been classified as an asset held for sale and accordingly has been reclassified from property, plant and equipment to other current assets.

For the year ended February 27, 2010, amortization expense related to property, plant and equipment was $344.5 million (February 28, 2009 — $203.4 million; March 1, 2008 — $133.1 million).
8.	INTANGIBLE ASSETS, NET
Intangible assets were comprised of the following:

	February 27, 2010
		Accumulated	Net book
	Cost	amortization	value

Acquired technology	$165,791	$70,777	$95,014
Licenses	711,969	196,618	515,351
Patents	889,467	173,469	715,998

	$1,767,227	$440,864	$1,326,363

	February 28, 2009
		Accumulated	Net book
	Cost	amortization	value

Acquired technology	$92,819	$41,518	$51,301
Licenses	427,471	61,112	366,359
Patents	733,632	84,765	648,867

	$1,253,922	$187,395	$1,066,527

During fiscal 2010, the additions to intangible assets primarily consisted of $104 million as part of a definitive agreement to settle all outstanding worldwide patent litigation (“the Visto Litigation”) with Visto Corporation (“Visto”) as described in note 12(c), agreements with third parties totalling approximately $245.7 million for the use of intellectual property, software, messaging services and other BlackBerry related features and intangible assets associated with the business acquisitions discussed in note 9.

During fiscal 2009, the Company entered into agreements with third parties totalling $353.5 million for the use of intellectual property, software, messaging services and other BlackBerry related features. In addition, the Company entered into several agreements to acquire portfolios of patents relating to wireless communication technologies totalling $279.5 million. The acquired patents were recorded as intangible assets and are being amortized over their estimated useful lives.

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
For the year ended February 27, 2010, amortization expense related to intangible assets was $271.1 million (February 28, 2009 — $124.5 million; March 1, 2008 — $44.3 million). Total additions to intangible assets in fiscal 2010 were $531.0 million (2009 — $721.1 million).
Based on the carrying value of the identified intangible assets as at February 27, 2010 and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the next five fiscal years is expected to be as follows: 2011 — $324 million; 2012 — $275 million; 2013 — $227 million; 2014 — $139 million; and 2015 — $61 million.
The weighted-average remaining useful life of the acquired technology is 3.4 years (2009 – 3.7 years).
9.	BUSINESS ACQUISITIONS
During fiscal 2010, the Company purchased for cash consideration certain assets of a company whose acquired technologies will be used in next generation wireless technologies. The transaction closed on February 9, 2010.
During fiscal 2010, the Company purchased for cash consideration 100% of the common shares of Torch Mobile Inc. (“Torch”). The transaction closed on August 21, 2009. Torch provides the Company with web browser based technology.
During fiscal 2010, the Company purchased for cash consideration 100% of the common shares of a company whose proprietary software will be incorporated into the Company’s software. The transaction closed on May 22, 2009.
During fiscal 2010, the Company purchased 100% of the common shares of Certicom Corp. (“Certicom”) at a price of CAD $3.00 for each common share of Certicom or approximately CAD $131.3 million. The transaction closed on March 23, 2009. Certicom is a leading provider of cryptography required by software vendors and device manufacturers looking to protect the value of content, applications and devices with government approved security using Elliptic Curve Cryptography.
The acquisitions were accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed were measured at their fair values as of the date of acquisition. The excess of the acquisition price over such fair value, if any, is recorded as goodwill, which is not expected to be deductible for tax purposes. In-process research and development is charged to amortization expense immediately after acquisition. The Company includes the operating results of each acquired business in the consolidated financial statements from the date of acquisition.
Effective fiscal 2010, the Company expenses: (a) all direct costs associated with the acquisitions as incurred; (b) compensation paid to employees for pre-combination services as part of the consideration paid; and (c) compensation paid to employees for post-combination services as operating expenses separate from the business combination. The Company no longer expenses in-process research and development; instead it is capitalized and amortized over its estimated useful life once it is ready for use. The Company recognizes the excess of net assets acquired over consideration paid in income.
During fiscal 2009, the Company purchased 100% of the common shares of Chalk Media Corp (“Chalk”). The transaction closed on January 30, 2009. Chalk is the developer of Mobile chalkboard™, which enables the rapid creation and secure, tracked deployment of media-rich “Pushcasts”™ to BlackBerry smartphones.

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
During fiscal 2009, the Company purchased 100% of the common shares of a company whose proprietary software is being incorporated into the Company’s software. The transaction closed on February 13, 2009.
During fiscal 2008, the Company purchased the assets and intellectual property of a company. The transaction closed on November 19, 2007. In addition, the Company purchased 100% of the common shares of a company whose proprietary software has been incorporated into the Company’s software. The transaction closed on August 22, 2007.
The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition along with prior year’s acquisition allocations:

	For the year ended
	February 27,	February 28,	March 1,
	2010	2009	2008

Assets purchased

Current assets	$19,282	$1,155	$23
Capital assets	—	494	—
Deferred income tax asset	26,000	3,097	—
Acquired technology	72,971	31,226	1,035
In-process research and development	—	1,919	—
Patents	36,600	—	960
Goodwill	12,989	23,117	4,523

	167,842	61,008	6,541

Liabilities assumed	15,072	12,583	—
Deferred income tax liability	751	—	341

	15,823	12,583	341

Net non-cash assets acquired	152,019	48,425	6,200

Cash acquired	8,370	1,421	1

Net assets acquired	160,389	49,846	6,201
Excess of net assets acquired over consideration paid	(8,588)	—	—

Consideration paid	$151,801	$49,846	$6,201

During fiscal 2010, the Company recorded a gain of $8.6 million as a result of the excess of net assets acquired over consideration paid on one of the acquisitions. In addition, the Company expensed $6.5 million of acquisition related costs due to the four acquisitions. Both of these items were recognized in selling, marketing and administration in the period. The excess of net assets acquired over consideration paid resulted from the combination of the significant value attributed to the identifiable intangible assets and the Company’s ability to utilize tax losses of an acquiree, which was generally not available to other market participants.
The weighted average amortization period of the acquired technology related to the business acquisitions completed in fiscal 2010 is approximately 3.7 years (2009 – 4.6 years).

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
The weighted average amortization period of the patents related to the business acquisition completed in fiscal 2010 is approximately 18.1 years (2009 – nil years).
Pro forma results of operations for the acquisitions have not been presented because the effects of the operations, individually or in aggregate, are not considered to be material to the Company’s consolidated results.
10.	INCOME TAXES
The difference between the amount of the provision for income taxes and the amount computed by multiplying income before income taxes by the statutory Canadian tax rate is reconciled as follows:

	For the year ended
	February 27,	February 28,	March 1,
	2010	2009	2008

Statutory Canadian tax rate	32.8%	33.4%	35.7%

Expected income tax provision	$1,072,395	$935,881	$645,994

Differences in income taxes resulting from:
Impact of Canadian U.S. dollar functional currency election	(145,000)	—	—
Investment tax credits	(101,214)	(81,173)	(58,726)
Manufacturing and processing activities	(52,053)	(49,808)	(24,984)
Foreign exchange	2,837	99,575	(30,826)
Foreign tax rate differences	5,291	(16,273)	(29,909)
Non-deductible stock compensation	9,600	10,500	10,400
Adjustments to deferred tax balances for enacted changes in tax laws and rates	7,927	1,260	(4,648)
Other differences	9,583	7,785	9,352

	$809,366	$907,747	$516,653

	For the year ended
	February 27,	February 28,	March 1,
	2010	2009	2008

Income before income taxes:
Canadian	$2,999,263	$2,583,976	$1,635,074
Foreign	267,247	216,387	175,446

	$3,266,510	$2,800,363	$1,810,520

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
The provision for (recovery of) income taxes consists of the following:

	For the year ended
	February 27,	February 28,	March 1,
	2010	2009	2008

Provision for (recovery of) income taxes:

Current
Canadian	$695,790	$880,035	$555,895
Foreign	62,642	68,501	31,950
Deferred
Canadian	20,965	(36,013)	(73,294)
Foreign	29,969	(4,776)	2,102

	$809,366	$907,747	$516,653

Deferred income tax assets and liabilities consist of the following temporary differences:

	As at
	February 27,	February 28,
	2010	2009

Assets
Non-deductible reserves	$190,491	$177,669
Tax loss carryforwards	34,947	11,176
Unrealized losses on financial instruments	—	1,902
Other tax carryforwards	12,892	3,972

Net deferred income tax assets	238,330	194,719

Liabilities
Capital assets	(161,707)	(91,193)
Research and development	(21,396)	(20,283)
Unrealized gains on financial instruments	(17,367)	—

Net deferred income tax liabilities	(200,470)	(111,476)

Net deferred income tax asset	$37,860	$83,243

Deferred income tax asset — current	$193,916	$183,872
Deferred income tax liability — current	(14,674)	(13,116)
Deferred income tax asset — long-term	—	404
Deferred income tax liability — long-term	(141,382)	(87,917)

	$37,860	$83,243

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
The Company determined that it is more likely than not that it can realize its deferred income tax assets. Accordingly, no valuation allowance is required on its deferred income tax assets as at February 27, 2010 (February 28, 2009- $nil). The Company will continue to evaluate and examine the valuation allowance on a regular basis, and when required, the valuation allowance may be adjusted.

The Company has not provided for Canadian deferred income taxes or foreign withholding taxes that would apply on the distribution of the income of its non-Canadian subsidiaries, as this income is intended to be reinvested indefinitely.

The Company’s total unrecognized income tax benefits as at February 27, 2010 and February 28, 2009 were $161.2 million and $137.4 million respectively. The change in unrecognized income tax benefits during fiscal 2010 primarily relates to changes in measurement of existing uncertain tax positions related to the foreign exchange. A reconciliation of the beginning and ending amount of unrecognized income tax benefits that, if recognized, would affect the Company’s effective tax rate is as follows:

(in millions)
Unrecognized income tax benefits balance as at February 28, 2009	$137.4
Foreign exchange	35.8
Increase for tax positions of prior years	4.2
Settlement of tax positions	0.0
Other	(16.2)

Unrecognized income tax benefits balance as at February 27, 2010	$161.2

As at February 27, 2010, the total unrecognized income tax benefits of $161.2 million include approximately $118.1 million of unrecognized income tax benefits that have been netted against related deferred income tax assets. The remaining $43.1 million is recorded within current taxes payable and other non-current taxes payable on the Company’s consolidated balance sheet as of February 27, 2010.

A summary of open tax years by major jurisdiction is presented below:

Canada (1)	Fiscal 2003 - 2010
United States (1)	Fiscal 2003 - 2010
United Kingdom	Fiscal 2004 - 2010

(1)	Includes federal as well as provincial and state jurisdictions, as applicable.
The Company is subject to ongoing examination by tax authorities in the jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes. Specifically, the Canada Revenue Agency (“CRA”) commenced an examination of the Company’s fiscal 2006 to fiscal 2009 Canadian corporate tax filings in the fourth quarter of fiscal 2010.

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
The Company has other non-Canadian income tax audits pending. While the final resolution of these audits is uncertain, the Company believes the ultimate resolution of these audits will not have a material adverse effect on its consolidated financial position, liquidity or results of operations. The Company believes it is reasonably possible that approximately $14.1 million of its gross unrecognized income tax benefit will decrease in the next twelve months.

The Company recognizes interest and penalties related to unrecognized income tax benefits as interest expense that is netted and reported within investment income. The amount of interest accrued as at February 27, 2010 was approximately $9.3 million (February 28, 2009 — approximately $5.4 million). The amount of penalties accrued as at February 27, 2010 was nil (February 28, 2009 — nil).

11.	CAPITAL STOCK

(a)	Capital stock

The Company is authorized to issue an unlimited number of non-voting, redeemable, retractable Class A common shares, an unlimited number of voting common shares and an unlimited number of non-voting, cumulative, redeemable, retractable preferred shares. At February 27, 2010 and February 28, 2009, there were no Class A common shares or preferred shares outstanding.

The Company declared a 3-for-1 stock split of the Company’s outstanding common shares on June 28, 2007. The stock split was implemented by way of a stock dividend. Shareholders received an additional two common shares of the Company for each common share held. The stock dividend was paid on August 20, 2007 to common shareholders of record at the close of business on August 17, 2007. All share, earnings per share and stock option data have been adjusted to reflect this stock dividend.

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
The following details the changes in issued and outstanding common shares for the three years ended February 27, 2010:

	Capital Stock		Treasury Stock
	Stock		Stock
	Outstanding		Outstanding
	(000’s)	Amount	(000’s)	Amount

Common shares outstanding as at March 3, 2007	557,613	$2,099,696	—	$—

Exercise of stock options	5,039	62,889	—	—
Transfers to capital stock resulting from stock option exercises	—	7,271	—	—

Common shares outstanding as at March 1, 2008	562,652	2,169,856	—	—

Exercise of stock options	3,565	27,024	—	—
Conversion of restricted share units	2	—	—	—
Transfers to capital stock resulting from stock option exercises	—	11,355	—	—

Common shares outstanding as at February 28, 2009	566,219	2,208,235	—	—

Exercise of stock options	3,408	30,246	—	—
Conversion of restricted share units	2	—	—	—
Transfers to capital stock resulting from stock option exercises	—	15,647	—	—
Restricted share unit plan purchase of shares	—	—	1,459	(94,463)
Common shares repurchased	(12,300)	(46,519)	—	—

Common shares outstanding as at February 27, 2010	557,329	$2,207,609	1,459	$(94,463)

On November 4, 2009, the Company’s Board of Directors authorized a Common Share Repurchase Program for the repurchase and cancellation, through the facilities of the NASDAQ Stock Market, common shares having an aggregate purchase price of up to $1.2 billion, or approximately 21 million common shares based on trading prices at the time of the authorization. This represents approximately 3.6% of the outstanding common shares of the Company at the time of the authorization. In the third quarter of fiscal 2010, the Company repurchased 12.3 million common shares at a cost of $775.0 million pursuant to the Common Share Repurchase Program. There was a reduction of $46.5 million to capital stock and the amounts paid in excess of the per share paid-in capital of the common shares of $728.5 million was charged to retained earnings. All common shares repurchased by the Company pursuant to the Common Share Repurchase Program have been cancelled. The Common Share Repurchase Program will remain in place for up to 12 months from November 4, 2009 or until the purchases are completed or the program is terminated by the Company.

The Company had 557.4 million voting common shares outstanding, 8.9 million stock options to purchase voting common shares outstanding, 1.4 million RSUs outstanding and 34,801 DSUs outstanding as at March 30, 2010.

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
(b)	Stock-based compensation

Stock Option Plan

The Company recorded a charge to income and a credit to paid-in-capital of $37.0 million in fiscal 2010 (fiscal 2009 — $38.1 million; fiscal 2008 — $33.7 million) in relation to stock-based compensation expense.

The Company has presented excess tax benefits from the exercise of stock-based compensation awards as a financing activity in the consolidated statement of cash flows.

Stock options granted under the plan generally vest over a period of five years and are generally exercisable over a period of six years to a maximum of ten years from the grant date. The Company issues new shares to satisfy stock option exercises. There are 6.0 million stock options vested and not exercised as at February 27, 2010. There are 13.6 million stock options available for future grants under the stock option plan.

In fiscal 2010, the Company completed the repricing to a higher exercise price of certain of its outstanding stock options. This repricing followed a voluntary internal review by the Company of its historical stock option granting practices. Repriced options in fiscal 2010, which were all done on a voluntary basis between the Company and the option holder , include 27 stock option grants to 25 individuals in respect of options to acquire 456,800 common shares (fiscal 2009 — 43 stock option grants to 40 individuals in respect of options to acquire 752,775 common shares). In addition, during fiscal 2008, the Company received $8.7 million in restitution, inclusive of interest, related to incorrectly priced stock options that were exercised prior to fiscal 2008. As the repricing of stock options reflects an increase in the exercise price of the option, there is no incremental stock compensation expense related to these repricing events.

As previously disclosed, the Company’s Co-Chief Executive Officers voluntarily offered to assist the Company in defraying costs incurred in connection with the Review and the Restatement by contributing CAD $10.0 million (CAD $5.0 million by each Co-CEO) of those costs. As part of a settlement agreement reached with a pension fund, an additional CAD $5.0 million (CAD $2.5 million by each Co-CEO) was received in the third quarter of fiscal 2008. The Company received these voluntary payments in the second and third quarters of fiscal 2008 and were recorded net of income taxes as an increase to additional paid-in capital. Furthermore, as part of a settlement agreement reached with the Ontario Securities Commission (“OSC”), on February 5, 2009, Messrs. Balsillie, Lazaridis and Kavelman also agreed to contribute, in aggregate, a total of approximately CAD $83.1 million to RIM, consisting of (i) a total of CAD $38.3 million to RIM in respect of the outstanding benefit arising from incorrectly priced stock options granted to all RIM employees from 1996 to 2006, and (ii) a total of CAD $44.8 million to RIM (CAD $15.0 million of which had previously been paid) to defray costs incurred by RIM in the investigation and remediation of stock options, granting practices and related governance practices at RIM. These contributions are being made through Messrs. Balsillie, Lazaridis and Kavelman undertaking not to exercise certain vested RIM options to acquire an aggregate of 1,160,129 common shares of RIM. These options have a fair value equal to the aggregate contribution amounts determined using a BSM calculation based on the last trading day prior to the day the OSC issued a notice of hearing in respect of the matters giving rise to the settlement. In the first quarter of fiscal 2010, options to acquire an aggregate of 758,837 common shares of RIM expired in satisfaction of the undertakings not to exercise options. These options are included in the disclosure of forfeitures during the period in the table below. The remaining options subject to the undertakings are shown as outstanding, vested and exercisable as at February 27, 2010 in the table below and expire at specified dates between February 28, 2010 and October 2013. Messrs. Balsillie, Lazaridis, Kavelman and Angelo Loberto, previously Vice-President of Finance (currently with the Company in another role), also paid a total of CAD $9.1 million to the OSC as an administrative penalty and towards the costs of the OSC’s investigation.

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
In June 2007, the Board amended the Stock Option Plan to provide that options held by directors of the Company will not terminate upon a director ceasing to be a director of the Company if such person is appointed as a Director Emeritus of the Board. This resulted in a modification for accounting purposes of unvested options previously granted to two directors who where appointed Directors Emeritus during the second quarter of fiscal 2008, which in turn required the Company to record additional compensation expense in fiscal 2008 in the amount of $3.5 million.

A summary of option activity since March 3, 2007 is shown below:

	Options Outstanding
		Weighted-	Average
		Average	Remaining	Aggregate
	Number	Exercise	Contractual	Intrinsic
	(in 000’s)	Price	Life in Years	Value

Balance as at March 3, 2007	19,161	$10.85

Granted during the year	2,518	101.60
Exercised during the year	(5,039)	10.82
Forfeited/cancelled/expired during the year	(174)	31.76

Balance as at March 1, 2008	16,466	$28.66

Exercised during the year	(3,565)	7.60
Forfeited/cancelled/expired during the year	(170)	60.25

Balance as at February 28, 2009	12,731	$27.51

Granted during the year	559	64.14
Exercised during the year	(3,408)	8.87
Forfeited/cancelled/expired during the year	(859)	15.03

Balance as at February 27, 2010	9,023	$44.18	2.44	$307,626

Vested and expected to vest as at February 27, 2010	8,814	$43.62	2.41	$304,259

Exercisable as at February 27, 2010	5,968	$32.15	1.76	$258,577

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s common shares on February 27, 2010 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on February 27, 2010. The intrinsic value of stock options exercised during fiscal 2010, calculated using the average market price during the period, was approximately $58 per share.

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
A summary of unvested stock options since February 28, 2009 is shown below:

	Options Outstanding
		Weighted
		Average
		Grant
	Number	Date Fair
	(in 000’s)	Value

Balance as at February 28, 2009	4,045	$29.69

Granted during the period	559	33.02
Vested during the period	(1,468)	24.83
Forfeited during the period	(80)	37.45

Balance as at February 27, 2010	3,056	$32.44

As at February 27, 2010, there was $74.7 million of unrecognized stock-based compensation expense related to unvested stock options which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.9 years. The total fair value of stock options vested during the year ended February 27, 2010 was $36.5 million.

Cash received from the stock options exercised for the year ended February 27, 2010 was $30.2 million (February 28, 2009 — $27.0 million). Tax benefits realized by the Company related to the stock options exercised was $1.9 million (February 28, 2009 — $12.6 million; March 1, 2008 - $8.2 million).

During the year ended February 27, 2010, there were 559 stock options granted. The weighted-average fair value of stock options granted during fiscal 2010 and fiscal 2008 were calculated using the BSM option-pricing model with the following assumptions:

	For the year ended
	February 27,	March 1,
	2010	2008

Number of options granted (000’s)	559	2,518

Weighted-average grant date fair value of stock options granted during the year	$33.02	$47.11

Assumptions:
Risk-free interest rate	1.8%	4.3%
Expected life in years	4.2	4.6
Expected dividend yield	0%	0%
Volatility	65%	41% - 57%
There were no stock options granted during fiscal 2009.

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
The Company has not paid a dividend in the previous twelve fiscal years and has no current expectation of paying cash dividends on its common shares. The risk-free interest rates utilized during the life of the stock options are based on a U.S. Treasury security for an equivalent period. The Company estimates the volatility of its common shares at the date of grant based on a combination of the implied volatility of publicly traded options on its common shares, and historical volatility, as the Company believes that this is a better indicator of expected volatility going forward. The expected life of stock options granted under the plan is based on historical exercise patterns, which the Company believes are representative of future exercise patterns.

Restricted Share Unit Plan

During fiscal 2010, the trustee purchased 1,458,950 common shares for total consideration of approximately $94.5 million to comply with its obligations to deliver shares upon vesting. These purchased shares are classified as treasury stock for accounting purposes and included in the shareholders’ equity section of the Company’s consolidated balance sheet.

The Company recorded compensation expense with respect to RSUs of $21.0 million in the year ended February 27, 2010 (February 28, 2009 — $196; March 1, 2008 — $33).

A summary of RSU activity since February 28, 2009 is shown below:

		Average	Remaining	Aggregate
	Number	Grant Date	Contractual	Instrinsic
	(in 000’s)	Fair Value	Life in Years	Value

Balance as at February 28, 2009	3	$117.36

Granted during the period	1,470	66.03
Released during the period	(2)	117.36
Cancelled during the period	(22)	66.06

Balance as at February 27, 2010	1,449	$66.09	2.16	$102,713

Vested and expected to vest at February 27, 2010	1,328	$66.10	2.15	$94,156

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate closing share price of the Company’s common shares on February 27, 2010) that would have been received by RSU holders if all RSUs had been redeemed on February 27, 2010.

As of February 27, 2010, there was $66.9 million of unrecognized compensation expense related to RSUs which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.7 years.

Deferred Share Unit Plan

The Company issued 14,593 DSUs in the year ended February 27, 2010. There are 34,801 DSUs outstanding as at February 27, 2010 (February 28, 2009 — 20,208). The Company had a liability of $2.5 million in relation to the DSU plan as at February 27, 2010 (February 28, 2009 — $834).

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
12.	COMMITMENTS AND CONTINGENCIES
(a)	Credit Facility

The Company has $150.0 million in unsecured demand credit facilities (the “Facilities”) to support and secure operating and financing requirements. As at February 27, 2010, the Company has utilized $6.9 million of the Facilities for outstanding letters of credit, and $143.1 million of the Facilities are unused.

(b)	Lease commitments

The Company is committed to future minimum annual lease payments under operating leases as follows:

		Equipment and
	Real Estate	other	Total

For the years ending
2011	$35,088	$1,917	$37,005
2012	30,611	1,202	31,813
2013	27,841	163	28,004
2014	26,178	—	26,178
2015	21,755	—	21,755
Thereafter	63,631	—	63,631

	$205,104	$3,282	$208,386

For the year ended February 27, 2010, the Company incurred rental expense of $39.6 million (February 28, 2009 — $22.7 million; March 1, 2008 — $15.5 million).

(c)	Litigation

On July 23, 2009, the Company settled the Visto Litigation. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $267.5 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $163.8 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets.

The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company may be subject to claims (including claims related to patent infringement, purported class actions and derivative actions) either directly or through indemnities against these claims that it provides to certain of it partners. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been and will likely continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims that the Company is infringing patents or other intellectual property rights have any merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have other effects. Additional lawsuits and claims, including purported class actions and derivative actions, may also be filed or made based upon the Company’s historical stock option granting practices.

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated

Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered likely for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Additional lawsuits and claims, including purported class actions and derivative actions, may be filed or made based upon the Company’s historical stock option granting practices. Management assesses such claims and where considered likely to result in a material exposure and, where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

See the “Legal Proceedings and Regulatory Action” section of RIM’s Annual Information Form for additional unaudited information regarding the Company’s legal proceedings, which is included in RIM’s Annual Report on Form 40-F and “Legal Proceedings” in the Management’s Discussion and Analysis (“MD&A”) of financial condition and results of operations for fiscal 2010.

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
13.	PRODUCT WARRANTY
The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience and records the expense in cost of sales. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.
The change in the Company’s warranty expense and actual warranty experience from March 3, 2007 to February 27, 2010 as well as the accrued warranty obligations as at February 27, 2010 are set forth in the following table:

Accrued warranty obligations as at March 3, 2007	$36,669

Actual warranty experience during fiscal 2008	(68,166)
Fiscal 2008 warranty provision	116,045

Accrued warranty obligations as at March 1, 2008	84,548

Actual warranty experience during fiscal 2009	(146,434)
Fiscal 2009 warranty provision	258,757
Adjustments for changes in estimate	(12,536)

Accrued warranty obligations as at February 28, 2009	184,335

Actual warranty experience during fiscal 2010	(416,393)
Fiscal 2010 warranty provision	462,834
Adjustments for changes in estimate	21,541

Accrued warranty obligations as at February 27, 2010	$252,317

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
14.	EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted earnings per share:

	For the year ended
	February 27,	February 28,	March 1,
	2010	2009	2008

Net income for basic and diluted earnings per share available to common shareholders	$2,457,144	$1,892,616	$1,293,867

Weighted-average number of shares outstanding (000’s) — basic	564,492	565,059	559,778

Effect of dilutive securities (000’s) — stock-based compensation	5,267	9,097	13,052

Weighted-average number of shares and assumed conversions (000’s) — diluted	569,759	574,156	572,830

Earnings per share — reported
Basic	$4.35	$3.35	$2.31
Diluted	$4.31	$3.30	$2.26

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
15.	COMPREHENSIVE INCOME (LOSS)
The components of comprehensive income (loss) are shown in the following table:

	For the year ended
	February 27,	February 28,	March 1,
	2010	2009	2008

Net income	$2,457,144	$1,892,616	$1,293,867

Net change in unrealized gains (losses) on available-for-sale investments	6,803	(7,161)	13,467
Net change in fair value of derivatives designated as cash flow hedges during the year, net of income taxes of $13,190 (February 28, 2009 - tax recovery of $8,641; March 1, 2008 - income taxes of $19,238)	28,324	(6,168)	37,564
Amounts reclassified to earnings during the year, net of income tax recovery of $6,079 (February 28, 2009 - income taxes of $4,644; March 1, 2008 - income taxes of $5,142)	15,508	(16,497)	(9,232)

Comprehensive income	$2,507,779	$1,862,790	$1,335,666

The components of accumulated other comprehensive income (loss) are as follows:

	As at
	February 27,	February 28,	March 1,
	2010	2009	2008

Accumulated net unrealized gains (losses) on available- for-sale investments	$6,715	$(88)	$7,073
Accumulated net unrealized gains on derivative instruments designated as cash flow hedges	44,377	545	23,210

Total accumulated other comprehensive income	$51,092	$457	$30,283

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
The components of unrealized gains (losses) on derivative instruments are as follows:

	As at
	February 27,	February 28,
	2010	2009

Unrealized gains included in other current assets	$97,261	$70,100
Unrealized losses included in accrued liabilities	(6,164)	(56,827)

Net fair value of unrealized gains on derivative instruments	$91,097	$13,273

16.	SUPPLEMENTAL INFORMATION
(a)	Cash flows resulting from net changes in working capital items are as follows:

	For the year ended
	February 27,	February 28,	March 1,
	2010	2009	2008

Accounts receivable	$(480,610)	$(936,514)	$(602,055)
Other receivables	(44,719)	(83,039)	(34,515)
Inventories	60,789	(286,133)	(140,360)
Other current assets	(52,737)	(50,280)	(26,161)
Accounts payable	167,281	177,263	140,806
Accrued liabilities	442,065	506,859	383,020
Income taxes payable	(266,517)	(113,868)	401,270
Deferred revenue	13,739	16,598	8,789

	$(160,709)	$(769,114)	$130,794

(b)	Certain statement of cash flow information related to interest and income taxes paid is summarized as follows:

	For the year ended
	February 27,	February 28,	March 1,
	2010	2009	2008

Interest paid during the year	$—	$502	$518
Income taxes paid during the year	$1,081,720	$946,237	$216,095

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
(c)	The following items are included in the accrued liabilities balance:

	As at
	February 27,	February 28,
	2010	2009

Marketing costs	$91,554	$91,160
Vendor inventory liabilities	125,761	18,000
Warranty	252,316	184,335
Royalties	383,939	279,476
Rebates	146,304	134,788
Other	638,386	530,843

	$1,638,260	$1,238,602

Other accrued liabilities as noted in the above chart, include, among other things, salaries, payroll withholding taxes and incentive accruals, none of which are greater than 5% of the current liability balance.
(d)	Additional information
Advertising expense, which includes media, agency and promotional expenses totalling $790.8 million (February 28, 2009 — $718.9 million; March 1, 2008 — $336.0 million) is included in selling, marketing and administration expense.

Selling, marketing and administration expense for the fiscal year includes $58.4 million with respect to foreign exchange losses (February 28, 2009 – loss of $6.1 million; March 1, 2008 – loss of $5.3 million). For the year ended February 27, 2010, the Company recorded a $54.3 million charge primarily relating to the reversal of foreign exchange gains previously recorded in fiscal 2009 on the revaluation of Canadian dollar denominated tax liability balances. Throughout fiscal 2009, foreign exchange gains were offset by foreign exchange losses incurred as a part of the Company’s risk management foreign currency hedging program. With the enactment of changes to the functional currency tax legislation by the Government of Canada in the first quarter of fiscal 2010, the Company changed the basis for calculating its income tax provision for its Canadian operations from Canadian dollars, to the U.S. dollar, its reporting currency with an effective date being the beginning of fiscal 2009. The gains realized on the revaluation of these tax liabilities previously denominated in Canadian dollars throughout fiscal 2009 were reversed upon enactment of the changes to the rules in the first quarter of fiscal 2010.

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
17.	DERIVATIVE FINANCIAL INSTRUMENTS
Values of financial instruments outstanding were as follows:

	February 27, 2010
	Notional	Carrying	Estimated
Assets (Liabilities)	Amount	Amount	Fair Value

Currency forward contracts — asset	$2,630,304	$97,261	$97,261
Currency forward contracts — liability	$574,776	$(6,164)	$(6,164)

	February 28, 2009
	Notional	Carrying	Estimated
Assets (Liabilities)	Amount	Amount	Fair Value

Currency forward contracts — asset	$1,147,709	$70,100	$70,100
Currency forward contracts — liability	$975,543	$(56,827)	$(56,827)
The Company uses derivative instruments to manage exposures to foreign exchange risk resulting from transactions in currencies other than its functional currency, the U.S. dollar. The Company’s risk management objective in holding derivative instruments is to reduce the volatility of current and future income as a result of changes in foreign currency. To limit its exposure to adverse movements in foreign currency exchange rates, the Company enters into foreign currency forward and option contracts.
The majority of the Company’s revenues in fiscal 2010 are transacted in U.S. dollars. However, portions of the revenues are denominated in, Canadian dollars, Euros, and British Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. The Company enters into forward contracts to hedge portions of these anticipated transactions to reduce the volatility on income associated with the foreign currency exposures. The Company also enters into forward contracts to reduce the effects of foreign exchange gains and losses resulting from the revaluation of certain foreign currency monetary assets and liabilities. At February 27, 2010 approximately 38% of cash and cash equivalents, 22% of accounts receivables and 7% of accounts payable and accrued liabilities are denominated in foreign currencies (February 28, 2009 – 36%, 26% and 4%, respectively).
The Company enters into forward contracts to hedge exposures relating to foreign currency anticipated transactions. These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value initially recorded in accumulated other comprehensive income and subsequently reclassified to income in the period in which the cash flows from the associated hedged transactions affect income. Any ineffective portion of the change in fair value of the cash flow hedge is recognized in current period income. As at February 27, 2010 and February 28, 2009, the derivatives designated as cash flow hedges were considered to be fully effective with no resulting portions being designated as ineffective. The maturity dates of these instruments range from March 2010 to December 2012. As at February 27, 2010, the net unrealized gains on these forward contracts was $62.2 million (February 28, 2009 – net unrealized losses of $2.7 million; March 1, 2008 – net unrealized gains of $34.6 million). Unrealized gains associated with these contracts were recorded in other current assets and accumulated other comprehensive income. Unrealized losses were recorded in accrued liabilities and accumulated other comprehensive income. In fiscal 2011, $59.5 million of net unrealized gains on these forward contracts will be reclassified to income.

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
The following table shows the fair values of derivative instruments designated as cash flow hedges in the consolidated balance sheets:

	As at
	February 27, 2010		February 28, 2009
	Balance Sheet		Balance Sheet
	Classification	Fair Value	Classification	Fair Value

Currency forward contracts — asset	Other current assets	$66,246	Other current assets	$48,074
Currency forward contracts — liability	Accrued liabilities	$4,039	Accrued liabilities	$50,756

The following table show the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations for the year ended February 27, 2010:

			Amount of Gain (Loss)
	Amount of Gain (Loss)	Location of Gain (Loss)	Reclassified from
	Recognized in OCI on	Reclassified from	Accumulated OCI into
	Derivative Instruments	Accumulated OCI into	Income (Effective
	(Effective Portion)	Income (Effective Portion)	Portion)

Currency Forward Contracts	$51,812	Revenue	$(34,204)
Currency Forward Contracts	$3,069	Cost of sales	$4,706
Currency Forward Contracts	$1,897	Selling, marketing and administration	$2,809
Currency Forward Contracts	$4,966	Research and development	$6,270

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
The following table show the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations for the year ended February 28, 2009:

			Amount of Gain (Loss)
	Amount of Gain (Loss)	Location of Gain (Loss)	Reclassified from
	Recognized in OCI on	Reclassified from	Accumulated OCI into
	Derivative Instruments	Accumulated OCI into	Income (Effective
	(Effective Portion)	Income (Effective Portion)	Portion)
Currency Forward Contracts	$47,272	Revenue	$43,212
Currency Forward Contracts	$(9,991)	Cost of sales	$(4,425)
Currency Forward Contracts	$(14,986)	Selling, marketing and administration	$(6,638)
Currency Forward Contracts	$(24,977)	Research and development	$(11,063)
As part of its risk management strategy, the Company may maintain net monetary asset and/or liability balances in foreign currencies. The Company enters into foreign exchange forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro, and British Pound. These contracts are not subject to hedge accounting, and any gains or losses are recognized in income each period, offsetting the change in the U.S. dollar value of the asset or liability. The maturity dates of these instruments range from March 2010 to May 2010. As at February 27, 2010, net unrealized gains of $28.9 million were recorded in respect of these instruments (February 28, 2009 — net unrealized gains of $16.0 million; March 1, 2009 — net unrealized losses of $6.9 million). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration.

The following table shows the fair values of derivative instruments that are not subject to hedge accounting in the consolidated balance sheets:

	As at
	February 27, 2010		February 28, 2009
	Balance Sheet		Balance Sheet
	Classification	Fair Value	Classification	Fair Value
Currency forward contracts — asset	Other current assets	$31,014	Other current assets	$22,026
Currency forward contracts — liability	Accrued liabilities	$2,126	Accrued liabilities	$6,071

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statement of operations for the year ended February 27, 2010:

	Location of Loss Recognized in Income	Amount of Loss in Income on
	on Derivative Instruments	Derivative Instruments
Currency Forward Contracts	Selling, marketing and administration	$(55,125)
The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statement of operations for the year ended February 28, 2009:

	Location of Gain Recognized in Income	Amount of Gain in Income on
	on Derivative Instruments	Derivative Instruments
Currency Forward Contracts	Selling, marketing and administration	$24,782
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at February 27, 2010, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains was 24% (February 28, 2009 — 60%; March 1, 2008 — 40%).

The Company is exposed to market and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at February 27, 2010, no single issuer represented more than 8% of the total cash, cash equivalents and investments (February 28, 2009, no single issuer represented more than 12% of the total cash, cash equivalents and investments).

Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently utilize interest rate derivative instruments in its investment portfolio.

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated
18.	SEGMENT DISCLOSURES

The Company is organized and managed as a single reportable business segment. The Company’s operations are substantially all related to the research, design, manufacture and sales of wireless communications products, services and software.

Selected financial information is as follows:

Revenue, classified by major geographic segments in which our customers are located, was as follows:

	For the year ended
	February 27,	February 28,	March 1,
	2010	2009	2008

Revenue
Canada	$843,762	$887,005	$438,302
United States	8,619,762	6,967,598	3,528,858
United Kingdom	1,447,417	711,536	461,592
Other	4,042,283	2,499,047	1,580,643

	$14,953,224	$11,065,186	$6,009,395

Revenue

Canada	5.6%	8.0%	7.3%
United States	57.7%	63.0%	58.7%
United Kingdom	9.7%	6.4%	7.7%
Other	27.0%	22.6%	26.3%

	100.0%	100.0%	100.0%

Research In Motion Limited
Notes to the Consolidated Financial Statements
In thousands of United States dollars, except share and per share data, and except as otherwise indicated

	For the year ended
	February 27,	February 28,	March 1,
	2010	2009	2008

Revenue mix
Devices	$12,115,765	$9,089,736	$4,768,610
Service	2,158,591	1,402,560	860,641
Software	258,635	251,871	234,388
Other	420,233	321,019	145,756

	$14,953,224	$11,065,186	$6,009,395

	As at
	February 27,	February 28,
	2010	2009

Capital assets, intangible assets and goodwill

Canada	$2,605,267	$1,948,337
United States	682,291	482,826
United Kingdom	46,009	49,454
Other	99,938	58,130

	$3,433,505	$2,538,747

Total assets

Canada	$4,502,522	$3,218,640
United States	4,059,174	2,646,783
United Kingdom	1,195,534	1,931,387
Other	447,179	304,562

	$10,204,409	$8,101,372